FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of July 2006


                                  Acambis plc
                (Translation of registrant's name into English)

                           Peterhouse Technology Park
                               100 Fulbourn Road
                               Cambridge CB1 9PT
                                    England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).




Enclosure:

Research Update




Acambis announces encouraging safety and immunogenicity results from Phase 2 study of MVA3000 smallpox vaccine



Cambridge, UK and Cambridge, Massachusetts - 31 July 2006 - Acambis plc (Acambis) (LSE: ACM, NASDAQ: ACAM) announces preliminary results from a Phase 2 trial of its Modified Vaccinia Ankara (MVA) smallpox vaccine, MVA3000. Acambis is co-developing MVA3000 with Baxter Healthcare SA ("Baxter"), which is providing process development and manufacturing services.

MVA3000 is an attenuated smallpox vaccine that is being developed for use in people for whom the traditional smallpox vaccine is contraindicated, such as patients with disorders of the immune system or skin conditions such as eczema. Acambis was awarded contracts by the US National Institute of Allergy and Infectious Disease ("NIAID"), part of the US National Institutes of Health, in February 2003 and September 2004 for the manufacture of MVA3000 and a series of Phase 1 and Phase 2 clinical trials.

In total, 590 healthy adult subjects were enrolled in this randomised, double-blind, placebo-controlled Phase 2 trial, which tested multiple dose levels of MVA3000 against placebo. Of the enrolled subjects, 361 had never received a smallpox vaccine (i.e., were "vaccinia naive"), and 229 had previously been vaccinated against smallpox. This was the first trial in which the safety and immunogenicity of MVA3000 had been tested in subjects previously vaccinated against smallpox.

In vaccinia naive subjects vaccinated at the highest dose level, immunogenicity results were consistent with the findings from the Phase 1 trial of MVA3000 with 75% of subjects seroconverting (i.e., experiencing a four-fold increase or above in neutralising antibodies to vaccinia virus) after two doses. In previously vaccinated subjects, 88% of subjects vaccinated at the highest dose level seroconverted after two doses. The neutralising antibody levels necessary to protect against smallpox are unknown.

No subjects experienced vaccine-related serious adverse events and most of the adverse events were mild or moderate in nature. Despite active solicitation of cardiac-related adverse events, no subjects were diagnosed with myocarditis or pericarditis during this study. Among the subjects receiving MVA3000, the most commonly reported adverse events were events traditionally associated with smallpox vaccination and included injection site reactions (pain, redness, swelling and itching), headache, fatigue, malaise and muscle ache.

Chief Executive Officer Gordon Cameron commented:

"With these Phase 2 clinical trial results, we achieve another milestone in our programme to develop MVA3000. Both the safety and immunogenicity results are in line with our expectations about MVA3000, with the results from our Phase 1 trial of the vaccine and with previous data on other MVA vaccines."

Enquiries:

Acambis:

Gordon Cameron, Chief Executive Officer
David Lawrence, Chief Financial Officer
Lyndsay Wright, VP, Communications and Investor Relations
Tel: +44 (0) 1223 275 300

Financial Dynamics:
David Yates/Anna Keeble
Tel: +44 (0) 20 7831 3113

About Acambis

Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif(R), the world's only licensed oral typhoid vaccine, in North America. Acambis has other potential travel vaccines in development and is also developing an investigational vaccine against the West Nile virus, which has spread to 48 US States in the last seven years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.

About Acambis' NIAID contracts

Acambis has been awarded two contracts by the NIAID for the manufacture and development of its MVA smallpox vaccine, MVA3000. The first contract, awarded in February 2003, was for $9.2m. The second, awarded in September 2004, was worth $76m and required clinical testing and manufacture of 500,000 doses of MVA3000.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2005 Annual Report and its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.





                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 31 July, 2006                          ACAMBIS PLC





                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: VP, Communications and IR.